Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO

FIXED CHARGES AND RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

	Nine Months Ended Sept 30,	Fiscal Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Loss from operations	(83,567)	(119,076)	(75,846)	(33,950)	(15,890)	(10,311)
add: Fixed charges (see below)	286	344	173	58	53	32

Pre-tax loss from continuing operations plus fixed charges	(83,281)	(118,732)	(75,673)	(33,892)	(15,837)	(10,279)
Fixed charges:
Interest expense on indebtedness	—	—	—	—	—	—
Interest expense on portion of rent expense representative of interest	286	344	173	58	53	32

Total fixed charges	286	344	173	58	53	32

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	(83,567)	(119,076)	(75,846)	(33,950)	(15,890)	(10,311)

$ in thousands